

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2024

William T. Duffy
Chief Financial Officer
Goal Acquisitions Corp.
12600 Hill Country Blvd Building R, Suite 275
Bee Cave, TX 78738

> **Re: Goal Acquisitions Corp.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed April 16, 2024**
> **File No. 001-40026**

Dear William T. Duffy:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Note 1 - Organization, Business Operations and Going Concern
Initial Business Combination, page F-7

1. We note your disclosure on page F-8, and throughout the filing, that you will proceed with a Business Combination if you have net tangible assets of at least $5,000,001 immediately prior to or upon such consummation of a Business Combination. It appears that your net tangible assets as of December 31, 2023 and March 31, 2024 are less than $5,000,001. Please tell us, and disclose in future filings, how you plan to address any shortfall.

General

2. We note that you filed a Form 12b-25 on August 15, 2024, and that it is now past the fifth calendar day following the prescribed due date of your June 30, 2024 Form 10-Q. Please tell us when you plan to file your delinquent quarterly Exchange Act report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction